Exhibit 99.142

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD CONTINUES TO DEFINE AND EXTEND LARGE NEW GOLD
SYSTEM AT BELL CREEK

•                 BC-09-53B extends mineralization to beyond 1,300 m down plunge, with multiple intercepts such as 8.99 gpt Au over 7.0 m, 14.63 gpt Au over 1.30 m, 7.71 gpt Au over 1.0 m and a broader zone of 3.12 gpt Au over 24.30 m, including 6.11 gpt over 5.50 m.

•                 BC-09-72 intercepts include 21.43 gpt Au over 4.90 m and 15.65 gpt Au over 1.50 m and BC-09-77 intersects 6.13 gpt over 14.70 m.

•                 BC-09-71A (9.35 gpt Au over 5.5 m) extends new gold system to the west by approximately 70 m from previously reported BC-08-09 (7.60 gpt over 6.30 m, 5.94 gpt over 5.80 m).

Toronto, Ontario (January 18, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced encouraging results from 17 new holes and 5 wedge holes for 10,435 m of drilling. The results include several significant intersections which continue to confirm and expand the overall potential below the Bell Creek Mine. The results include 8.99 gpt Au over 7.0 m, 3.12 gpt Au over 24.30 m, including 6.11 gpt over 5.50 m, 14.63 gpt over 1.30 m and 7.1 gpt over 1.0 m in BC-09-53B, located 95 m below previously-reported BC-09-53 (12.67 gpt over 14.40m). The results of BC-09-53B re-enforce the results of BC-09-53 and extend the Bell Creek mineralization to below 1,300 m down plunge.

Mineralization in BC-09-53B occurs within a broad zone containing hydrothermal alteration, local quartz veining and sulphide mineralization measuring over 75 meters wide and having a strong resemblance to the zone indicated by previously reported holes BC-09-24B, BC-09-53 and BC-09-53A. Mineralization in these holes remains open for expansion to depth and to the west and gets stronger and wider to depth.

BC-09-71A intersected 9.35 gpt Au over 5.5 m, including 19.22 gpt over 2.28 m, and BC-09-069B intersected 8.05 gpt Au over 5.6 m and 9.19 gpt Au over 3.4 m, including 19.38 gpt over 1.0 m and 7.30 gpt Au over 1.70 m, in an untested gap west of previously reported BC-08-09 (7.60 gpt over 6.30 m, 5.94 gpt over 5.80 m). BC-09-71A extends the new gold system at Bell Creek to the west by approximately 70 metres from BC-08-09.

BC-09-72 intersected 21.43 gpt Au over 4.90 m and 15.65 gpt Au over 1.50 m, and BC-09-77 intersected 6.13 gpt Au over 14.70 m, including 8.04 gpt over 7.10 m. These results are in an untested area between 475 and 575 meters below surface and are located in close proximity to the planned location of the new near surface ramp which is currently being developed at Bell Creek, adding potential for near term ore feed to the Bell Creek mill. The new ramp is currently at a vertical depth of 130 meters and the historic mine workings dewatered to the full depth of 300 meters.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are exciting as they show encouraging grades, widths and continuity and support our view that a large new gold system exists at Bell Creek which is open both along strike and to depth. Drill holes filling large gaps in the vein structures above the 1,000 m level are showing mineralization to be continuous with attractive widths. As well, with significant intersections in BC-09-53B and S-09-07, we have extended the mineralization to depth reaching a total plunge length exceeding 1,300 m.

“The Company is currently carrying out an advanced underground exploration program on the property, and this work is progressing very well, including completion of the dewatering of the Bell Creek shaft and development of a new ramp from surface to intersect mineralization both in mine remnants and below the lowest mine level at 300 metres. Mineralization mined through this program will be processed at the Bell Creek Mill, located directly beside the headframe, beginning in 2010. Diamond drilling on the property is focused on extending the mineralization to the west of holes BC-09-71A and BC-09-53B as well as testing the down plunge extension of the mineralization below BC-09-53B and S-09-07. Based on results to date, an engineering study for deepening the Bell Creek shaft to a depth of 1,200 to 1,500 metres is being carried out.”

Newly received assays from previously released BC-09-63 include 12.67 gpt Au over 1.20 m and from BC-09-53A include 8.02 gpt Au over 1.30 m. The new results in BC-09-53B increase the combined width of significant mineralized zones to 38.6 m which is comparable to that obtained in BC-09-53B, which totaled 36.5 m.

Also, S-09-07B intersected the zone 75 m east of BC-09-53B and returned 8.36 gpt Au over 1.30 m. Hole S-09-07 intersected the zone 75 m below BC-09-07B and obtained 8.14 gpt Au over 2.90 m. These intersections continue to illustrate the continuity of the gold system down plunge and to the east.

In addition to the new assays, interpretation of previously released results in holes BC-08-05 (6.91 gpt over 1.15 m, BC-08-06 of 3.47 gpt over 3.1 m and 12.27 gpt over 0.5 m) and BC-08-08 (8.62 gpt over 2.0 m) suggest that the area west of the diabase dyke (see Figure 2. — Long Section for location of diabase dyke) may host the possible western extension of the Bell Creek veins or a newly developing series of vein structures. Newly completed holes BC-09-47, which returned 2.28 gpt Au over 1.5 m, and BC-09-48, which returned 2.69 gpt Au over 1.5 m, both show the west projection of the West Zone mineralization across the diabase dyke within 100 meters of surface.

The Company will resume drilling at Bell Creek later this month following a three week shut down at the end of December with plans in place to ramp up to four drills on the property.

Quality Control

The Company’s Qualified Person (“QP”) for the Bell Creek property is Stephen Conquer, P.Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 3.0 gpt are re-analyzed using a gravimetric finish. Any intervals showing visible gold (“VG”) as well as select intersections, based upon visual inspection of the core, are sometimes analyzed using the pulp metallic method. NQ size drill core is saw cut, and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to ALS Chemex.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify a reserve or resource.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Bell Creek Property — Significant Assay Results

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
BC-08-09C	908.20	911.80	3.60	7.67	Previously reported
	915.00	916.00	1.00	6.82	”
	973.60	979.40	5.80	5.94	”
includes	973.60	976.60	3.00	9.15	”
	1003.50	1005.20	1.70	4.82	VG at 1004.6m
includes	1004.30	1004.80	0.50	10.55	”
BC-09-47	138.75	140.25	1.50	2.28
BC-09-48	192.80	194.30	1.50	2.69
BC-09-51	199.50	200.00	0.50	4.75
	761.50	762.20	0.70	8.70
	774.80	776.20	1.40	4.69
	792.50	793.30	0.80	4.57
BC-09-52	302.30	303.40	1.10	6.70
	496.80	497.10	0.30	5.54	VG at 496.9m
	521.40	521.70	0.30	6.05	VG at 521.4m
	542.60	543.15	0.55	13.40
BC-09-53A	1105.40	1106.70	1.30	8.02
	1114.40	1116.20	1.80	8.19	Previously reported
	1130.90	1133.10	2.20	3.80	”
	1163.50	1189.90	26.40	5.13	”
includes	1163.50	1169.10	5.60	9.75	”
and
includes	1174.40	1178.90	4.50	7.38
and
includes	1188.40	1189.90	1.50	12.80	”
	1202.10	1203.00	0.90	7.30	”
BC-09-53B	1153.90	1155.20	1.30	14.63
	1193.00	1217.30	24.30	3.12	VG at 1195.6, 1197.8, 1,215.8m
includes	1207.40	1212.90	5.50	6.11	VG at 1210.45 m
	1229.80	1236.80	7.00	8.99
	1261.70	1262.30	0.60	7.26
	1265.10	1266.50	1.40	3.29
	1269.10	1270.10	1.00	7.71
	1282.40	1283.30	0.90	3.57
BC-09-56	148.80	149.75	0.95	4.20
BC-09-58	117.10	117.70	0.60	6.71
	668.70	670.60	1.90	9.49	Previously reported
includes	670.00	670.60	0.60	16.40	”
BC-09-61	186.00	188.20	2.20	6.61
	522.40	522.70	0.30	4.77
	538.90	540.20	1.30	3.14
	597.00	600.40	3.40	1.49
	621.50	622.60	1.10	5.11

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
BC-09-63	815.30	815.70	0.40	5.29
	832.30	839.40	7.10	7.01	Previously reported
	868.90	870.10	1.20	12.67	VG at 918.1m
BC-09-69	889.00	891.85	2.85	4.56
	896.76	897.10	0.34	8.19
	924.75	926.25	1.50	6.14
	933.10	935.20	2.10	6.95
includes	933.80	934.85	1.05	11.32
BC-09-69A	909.00	912.50	3.50	6.21
BC-09-69B	876.30	878.00	1.70	7.30
	884.00	889.60	5.60	8.05
includes	888.00	888.60	0.60	37.40
	902.40	903.00	0.60	4.73
	904.50	907.90	3.40	9.19
includes	906.90	907.90	1.00	19.38
	932.50	933.30	0.80	4.20
	963.00	963.90	0.90	4.06
	963.00	966.90	3.90	3.97
BC-09-71A	1092.55	1098.10	5.55	9.35
includes	1093.00	1096.35	3.35	19.22
BC-09-72	87.00	87.60	0.60	3.39
	468.00	469.50	1.50	15.65
	551.80	556.70	4.90	21.53
	565.10	566.80	1.70	3.24
	612.00	614.80	2.80	3.78
BC-09-77	604.80	619.50	14.70	6.13
includes	612.40	619.50	7.10	8.04
S-09-07	1318.90	1325.00	6.10	0.80	Schumacher Property
	1347.00	1349.90	2.90	8.14
	1353.50	1354.10	0.60	4.08
S-09-07B	1287.80	1289.10	1.30	8.36	On Bell Creek Property
	1323.30	1325.40	2.10	3.73
	1429.10	1431.50	2.40	2.42

Note: 1)                    Holes BC-09-65, BC-09-66, BC-09-68, BC-09-70, BC-09-74, BC-09-75, BC-09-76, BC-09-78 and BC-09-78-1 stopped early due to excessive deviation.

2)                  Hole BC-09-53A was wedged off hole BC-09-50 @ 689m. Additional unreleased assays reported.

3)                  Hole BC-09-53B was wedged off hole BC-09-53 @ 570m.

4)                  Hole BC-09-53C was wedged off BC-09-53B @ 623.0m, was abandoned @ 665.0m

5)                  Hole BC-08-09C was wedged off hole BC-08-09B @ 475m.

6)                  Hole S-09-07A was wedged off S-09-07 @ 817.0m, was abandoned @915.0m and returned no significant assays.

7)                  Hole BC-09-71A was wedged off BC-09-71 @596.0m.

8)                  Hole BC-09-69A was wedged off BC-09-69 @ 500.0m.

9)                  Hole BC-09-69B was wedged off BC-09-69 @ 480.0m.

10)            Holes S-09-07B were collared on the Schumacher property but finished on the Bell Creek property.

11)            Results for holes BC-09-58, BC-09-63 and BC-08-9C are in addition to previously reported assays.

12)            True widths are not known at this time.

Figure 1. Plan View

N
Marlhill Mine
NORTH "A" ZONE
BELL CREEK WEST ZONE
BC-09-47,48
BC-09-69
4.56 /2.85
8.19 /0.34
6.14 /1.50
6.95 /2.10
BC-09-72
15.65 /1.50
21.43 /4.90
BC-09-77
6.13 /14.70
BC-09-69B
7.30 /1.70
8.05 /5.60
9.19 /3.40
incl. 19.38 /1.0
BC-09-71A
9.35 /5.55
Shaft
Bell Creek Mine & Mill Site
MARLHILL PROPERTY
BC-09-53B
14.63 /1.30
3.12 /24.30
incl. 6.11/5.50
8.99 /7.00
7.71 /1.00
S-09-07
8.14 /2.90
BC-09-52
BC-09-72,77
BC-09-58
BC-09-61
BC-09-51
BC-09-69,69A,69B
BC-09-63
BC-08-09C
BC-09-71A
BC-09-53A,53B
S-09-7,7B
Fault
Fault
BELL CREEK PROPERTY
SCHUMACHER PROPERTY
VOGEL PROPERTY
WETMORE PROPERTY
WETMORE EAST ZONE
Legend
Newly Released Assay Results
Lake Shore Gold Corp. Current Diamond Drill Hole Collars
Lake Shore Gold Corp. 2008-9 Diamond Drill Hole Collars
Mine workings
Main Bell Creek Mill building
Mineralized Zone
Ultramafic Volcanics
Mafic Volcanic
Clastic Sediments
Composite values: gpt Au over metres
0
250
500
Meters
4800
5200
5600
6000
6400
6800
7200
7600
6000
5600
5200
4800
4400

Figure 2. Long Section

SURFACE
BC-09-47
2.28 g/t 1.50m
BC-09-48
2.69 g/t 1.50m
180 Level
Proposed Vogel Access Ramp
BELL CREEK COMPLEX
SCHUMACHER
Proposed Bell Creek Ramp
300 Level
BC-09-61
1.49 g/t 3.40m
5.11 g/t 1.10m
BC-09-72
15.65 g/t 1.50m
21.43 g/t 4.90m
BC-09-52
6.05 g/t 0.30m
13.40 g/t 0.55m
390 Level
BC-09-77
6.13 g/t 14.70m
incl. 8.04 g/t 7.10m
BC-09-50
11.56 g/t /2.20m
BC-08-05
6.91 g/t /1.50m
500 Level
BC-09-51
8.70 g/t 0.70m
4.69 g/t 1.40m
BC-09-12
5.16 g/t /8.50m
BC-09-11
3.23 g/t /10.20m
incl. 6.27 g/t /3.00m
BC-09-69B
7.30 g/t /1.70m
8.05 g/t /5.60m
9.19 g/t /3.40m
incl. 19.38 g/t /1.0m
POSSIBLE WEST EXTENSION ZONES
BC-08-24B
5.30 g/t /6.90m
BC-09-03A
7.90 g/t /5.95m
BC-09-69
4.56 g/t /2.85m
6.14 g/t /1.50m
6.95 g/t /2.10m
650 Level
BC-08-06
3.47 g/t /3.10m
12.27 g/t /0.50m
BC-09-02
6.76 g/t /6.10m
BC-08-07B
7.64 g/t /2.10m
17.31 g/t /1.00m
BC-08-09C
7.67 g/t /3.60m
5.94 g/t /5.80m
incl. 9.15 g/t /3.00m
4.82 g/t /1.70m
incl. 10.55 g/t /0.50m
BC-09-63
5.61 g/t /7.10m
incl. 7.25 g/t /3.90m
12.67 g/t /1.20m
BC-08-08
8.62 g/t /2.0m
850 Level
BC-09-69A
6.21 g/t /3.50m
BC-08-09
7.60 g/t /6.30m
8.66 g/t /3.00m
6.06 g/t /4.65m
BC-09-71A
9.35 g/t /5.55m
incl. 19.22 g/t /2.28m
BC-09-24F
4.76 g/t /14.20m
incl. 7.35 g/t /7.10m
BC-09-24B
11.09 g/t /13.75m
BC-09-53A
5.13 g/t 26.40m
incl. 9.75 g/t /5.60m
and 7.38 g/t /4.50m
inc. 12.80 g/t /1.50m
8.02 g/t /1.30m
S-09-07B
8.36 g/t /1.30m
3.73 g/t /2.10m
BC-09-53
12.67 g/t /14.40m
incl.16.73 g/t /10.00m
and incl. 29.90 g/t /2.00m
BC-09-53B
14.63 g/t /1.30m
3.12 g/t /24.30m
incl. 6.11 g/t /5.50m
8.99 g/t /7.00m
7.71 g/t /1.00m
S-09-07
0.80 g/t /6.10m
8.14 g/t /2.90m
1200 Level
Diabase
Legend
Current Significant Assays
Previous Significant Assays
Mineralized Corridor
Existing Resource (Non 43-101)
Historical Workings
Mined Out Areas
LAKE SHORE GOLD CORP.
BELL CREEK LONGSECTION LOOKING NORTH
Date:
File:
Name:
5000
5400
5800
6200
2300
2100
1900
1700
1500
1300
1100

Figure 3. Cross Section

5000
5200
5400
5600
SURFACE
2200
2000
1800
1600
1400
1200
BC-09-72
15.65 /1.50
BC-09-72
21.43 /4.90
BC-09-12
5.16 /8.50
BC-09-77
6.13 /14.70
incl. 6.05 /5.20
incl. 8.04 /7.10
BC-09-69B
7.30 /1.70
8.05 /5.60
9.19 /3.40
incl. 19.38 /1.00
BC-09-69B
3.97 /3.90
BC-09-69A
6.21 /3.50
BC-09-69
4.56 /2.85
6.14 /1.50
6.95 /2.10
incl. 11.32 /1.05
BC-09-71A
9.35 /5.55
incl. 19.22 /3.50
BC-09-72
BC-09-77
BC-09-12
BC-09-69B
BC-09-69A
BC-09-69
Legend
Overburden
Ultramafic Volcanics
Mafic Volcanics
Clastic Sediments
Visible Gold
Composite values:
gpt Au over metres
Current Press Release Results
BC-09-69B
9.91 /3.40
Previously Reported Results
5.16 /8.50
Note:
Hole BC-09-71A
is 50 meters
east of section
LAKE SHORE
GOLD CORP.
BELL CREEK PROJECT
SECTION 5850E
LOOKING WEST
Date: January, 2010
bc_5850e_jan_2010.mxd
Name: SC

Figure 4. Cross Section (2)

4800
5000
5200
5400
5600
5800
SURFACE
2200
2000
1800
1600
1400
1200
1000
BC-08-26
BC-08-25
Contact Zone
North A Zone
BC-09-16
BC-09-15
BC-09-17
BC-09-11
BC-09-11
3.23 /10.20
incl. 6.27 /3.00
BC-08-09C
7.67 /3.60
BC-08-09C
5.94 /5.80
incl. 9.15 /3.00
4.82 /1.70
incl. 10.55 /0.50
BC-08-09B
3.64 /4.45
BC-08-09
7.76 /1.15
BC-08-09
4.71 /2.00
BC-08-09
7.60 /6.30
BC-08-09B
4.78 /2.70
5.80 /1.65
BC-08-09
6.06 /4.65
BC-08-09C
BC-08-09B
BC-08-09A
BC-08-09
BC-09-53A
8.02 /1.10
8.19 /1.80
incl. 11.50 /1.00
5.13 /26.40m
incl. 9.75 /5.60m
and 7.38 /4.50m
inc. 12.80 /1.50m
BC-09-53
12.67 /14.40
incl. 16.73 /10.00
and incl. 29.90 /2.00
BC-09-53
5.20 /1.05
BC-09-53B
14.63 /1.30
BC-09-53B
3.12 /24.30
incl.6.11 /5.50
8.99 /7.00
BC-09-53B
7.71 /1.00
BC-09-53A
BC-09-53
BC-09-53B
BC-09-53
4.99 /2.00
Legend
Overburden
Ultramafic Volcanics
Mafic Volcanics
Clastic Sediments
Visible Gold
Composite values:
gpt Au over metres
Current Press Release Results
BC-09-53B
3.12 /24.30
Previously Reported Results
7.60 /6.30
LAKE SHORE GOLD CORP.
BELL CREEK PROJECT
SECTION 5975E
LOOKING WEST
Date: January, 2009
bc_5975e_jan_2010.mxd
Name: SC